Exhibit (a)(1)(E)
[Date]
[Name]
[Address]
[City, State, Zip]

Subject: Pinnacle Entertainment, Inc. Stock Option Exchange Program Election Rejection
Dear [Name]:
We received an Election Form from you dated                       ___, 2011. Unfortunately, we could not accept your Election Form under the Stock Option Exchange Program for the following reason(s):

☐	The Election Form was received after the expiration deadline for the Offer. We cannot process your election.

☐	The Election Form was not properly signed or other employee information was not provided.

☐	It is unclear what election was intended.
If you wish to participate in the Offer or change or withdraw a previous valid election, and the Offer has not yet expired, please do one of the following:
Correct the defects noted above on the enclosed copy of your Election Form, initial your corrections and deliver it to Pinnacle at the contact information listed on the Election Form; or
Submit another paper Election Form included with your Offer packet furnished on August 11, 2011 to change your election before 11:00 p.m. Eastern time on September 9, 2011. If you would like to request additional copies of the Election Form, email stockoptionexchangeprogram@pnkinc.com or call our Legal Department at 1-877-764-8748.
In any case your election must be received by us before 11:00 p.m. Eastern time on September 9, 2011, or a later date we specify if the Offer is extended.
Capitalized words used but not defined herein have the respective meanings set forth in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options.
If you have any questions about the exchange program, please call our Legal Department at 1-877-764-8748 or email stockoptionexchangeprogram@pnkinc.com or, after the exchange program ends, stockoptionexchangeprogram@pnkinc.com.
Regards,